Exhibit 99.10

WBM CAPITAL CORP. COMPLETES PLAN OF ARRANGEMENT

December 18, 2024 – Vancouver, British Columbia – WBM Capital Corp. (“WBM” or the “Company”) is pleased to announce that the Company completed its previously announced plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

As a result of the Arrangement, the sole shareholder of WBM, Triforce Ventures SA (“Triforce”), now holds common shares in the following former subsidiaries of WBM, 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. (each a “Spinout Entity”; and collectively, the “Spinout Entities”). Triforce will continue to hold its interest in WBM. Each of the Spinout Entities is now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

Triforce acquired the above-noted common securities for investment purposes. Triforce may in the future take such actions in respect of its holdings in the Spinout Entities as it may deem appropriate in light of the circumstances then existing, including the purchase of additional securities of any of the Spinout Entities through open market purchases or privately negotiated transactions or the sale of all or a portion of Triforce’s holdings in the open market or in privately negotiated transactions to one or more purchasers, subject in each case to applicable securities law.

This news release is issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires reports to be filed with the applicable securities commissions or similar regulatory authorities in Canada, which reports will contain additional information with respect to the foregoing matters (the “Early Warning Reports”). Copies of the Early Warning Reports may be obtained by contacting the applicable Spinout Entity, and will also be filed on SEDAR+ profile under the applicable Spinout Entity’s profile at www.sedarplus.ca.

For further information, please refer to the management information circular of WBM dated November 25, 2024, which is available on the SEDAR+ profile of WBM at www.sedarplus.ca, which more fully sets forth the terms of the Arrangement, including each of the transactions under the Arrangement.

About WBM Capital

WBM is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. It has no current business other than evaluating and pursuing opportunities to develop or transact with a high quality operating business.

For Further Information, please contact:

Carlo Rigillo

Chief Executive Officer

e: carlo.rigillo@gmail.com

t: 647-400-4794

Cautionary Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking information can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. The forward-looking information contained in this press release includes, without limitation, information relating to the filing of the Early Warning Reports and the Company’s future plans, including acquiring or building an operating business. Forward-looking information is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Any such forward-looking information is based on information currently available to WBM and is based on assumptions and analyses made in light of WBM’s experience and perception of historical trends and current conditions. While the Company considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. Readers are cautioned that actual results may vary from the forward-looking information, and undue reliance should not be placed on such forward-looking information.

By their nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. Additional risk factors can also be found in WBM’s financial statements and management’s discussion and analysis, which are available under WBM’s profile on SEDAR+ at www.sedarplus.ca.

Unless otherwise indicated, the forward-looking statements in this news release are based on the Company’s expectations at the date of this news release. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. WBM undertakes no obligation to update or revise such forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.